================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

    X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Westinghouse Air Brake Company Savings Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

================================================================================

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2001

     WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY
                                   EMPLOYEES

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2001 AND 2000


                                TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----
       Report of Independent Public Auditors                           1

       Statements of Net Assets Available for Benefits,
          December 31, 2001 and 2000                                   3

       Statement of Changes in Net Assets Available for
       Benefits for the Years Ended December 31, 2001 and
       2000                                                            4

       Notes to Financial Statements                                   5

       Supplemental Schedule:

       Item 4i - Schedule of Assets Held at End of Year,
           December 31, 2001                                      Schedule I

REPORT OF INDEPENDENT PUBLIC AUDITORS

To the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees and Participants:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 20, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees and Participants:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
    June 13, 2001


This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
                 -----------------------------------------------

                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                        ---------------------------------


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                           DECEMBER 31, 2001 AND 2000
                           --------------------------


                                                2001             2000
                                             ----------       ----------

INVESTMENTS, at market                       $  926,125       $  550,805

RECEIVABLE FOR PLAN MERGER                            -          528,899

PARTICIPANT LOANS                                61,763           28,863
                                             ----------       ----------

NET ASSETS AVAILABLE FOR  BENEFITS           $  987,888       $1,108,567
                                             ==========       ==========









   The accompanying notes are an integral part of these financial statements.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
                 -----------------------------------------------

                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                        ---------------------------------


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ----------------------------------------------


                                                            2001           2000
                                                        -----------    -----------

NET ASSETS AVAILABLE FOR  BENEFITS, beginning of year
                                                        $ 1,108,567    $   841,772
                                                        -----------    -----------

INCREASES:
Employee contributions                                      159,333         52,902
Transfer in from 401(k) plans                                24,202        555,797
Investment income-
   Interest and dividends                                    37,264         42,525
   Net depreciation in fair value of investments           (138,719)       (20,467)
                                                        -----------    -----------

      Net investment (loss)/gain                           (101,455)        22,058

Total increases                                              82,080        630,757
                                                        -----------    -----------

DECREASES:
Benefit payments                                            202,098        363,597
Administrative expenses                                         365            661
                                                        -----------    -----------

Total decreases                                             202,759        363,962
                                                        -----------    -----------

NET (DECREASE)/INCREASE                                    (120,679)       266,795
                                                        -----------    -----------

NET ASSETS AVAILABLE FOR  BENEFITS, end of year         $   987,888    $ 1,108,567
                                                        ===========    ===========











   The accompanying notes are an integral part of these financial statements.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
                 -----------------------------------------------

                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                        ---------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2001 AND 2000
                           --------------------------


1. DESCRIPTION OF PLAN:
   --------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Plan), effective May 1, 1999, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC).

Contributions
-------------

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 16% of their compensation each Plan year, limited to $10,500 in 2001. In addition, participants may contribute employee after tax contributions from 1% to 16% of their compensation each Plan year.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee's elective contribution and after tax contribution cannot exceed 16% of his/her compensation.

Withdrawals
-----------

Participants may make the following types of withdrawals:

     IN-SERVICE WITHDRAWALS--A participant may withdraw any amount of the vested portion of his/her employer matching account, employer after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account.

     HARDSHIP WITHDRAWALS--In the case of hardship, as defined in the Plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every Plan year.

Loans
-----

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of: 50% of the value of the participant's vested balance of his/her accounts, reduced by any outstanding loan balance or $50,000.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accounts of the Plan are maintained on the accrual basis of accounting. Expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Investment Options
------------------

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated May 1, 1999. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant's account, at the discretion of the participant, may be invested in any of the following funds:

a. FIDELITY EQUITY INCOME FUND--This fund invests approximately 80% of its portfolio in common and preferred stocks and 20% in debt securities, usually those convertible to common stock. The goal of this fund is to provide dividends as well as price appreciation.

b. FIDELITY GROWTH COMPANY FUND--This fund invests in securities of companies with above average growth characteristics as demonstrated in earnings or gross sales. These securities include common stocks, securities convertible into common stocks and occasionally debt obligations.

c. FIDELITY OVERSEAS FUND--This fund normally invests at least 65% of the fund's total assets in securities of issuers from at least three countries outside the United States. These securities include common stocks, securities convertible to common stocks and debt instruments of foreign businesses and governments.

d. FIDELITY BLUE CHIP GROWTH FUND--This fund invests primarily in a diversified portfolio of common stocks of well-known and established companies. Normally, at least 65% of these securities are issued by "blue chip" companies. A blue chip firm can generally be described as having a market value of at least $200 million in outstanding stock. Its securities usually are included in the Standard & Poor's Composite Stock Price Index of 500 common stocks or the Dow Jones Industrial Average. This fund seeks growth of capital over the long term.

e. FIDELITY ASSET MANAGER FUND--This fund invests in money market instruments, intermediate and long-term bonds and equities. The goal of this fund is to seek high total return with reduced investment risk over the long term.

f. FIDELITY MANAGED INCOME PORTFOLIO II--This portfolio invests in contracts with rates and maturities that are set monthly and provide current, competitive interest rates. The portfolio also invests in longer term Guaranteed Investment Contracts (GICs) with fixed rates of interest. This portfolio seeks preservation of capital and a competitive level of income over time.

g. SPARTAN U.S. EQUITY INDEX PORTFOLIO--This portfolio invests in common stocks of the companies that make up the Standard and Poor's (S&P) 500 Index. The goal of this account is to model the S&P 500 Index in such a way that the account's performance is similar to that of the Index.

h. FIDELITY MAGELLAN--This fund invests primarily in common stocks. Invests in domestic and foreign issuers. Invests in either growth or value stocks or both. The value of the fund's domestic and foreign investments will vary from day to day in response to many factors.

i. T. ROWE PRICE SCIENCE & TECHNOLOGY FUND--The fund seeks long-term growth of capital. The fund's strategy is to invest at least 65% of total assets in common stocks of companies expected by T. Rowe Price to benefit from development, advancement, and the use of science and technology.

j. BANC ONE BOND FUND--With its portfolio of intermediate and long-term bonds, the fund strives to maximize total return and provide a high level of monthly income. In most cases, the fund invests at least 75% of its assets in high-quality, investment-grade bonds rated AA or better.

k. FIDELITY FREEDOM 2000, 2010, 2020, 2030, 2040 FUND--The objective of these funds is to seek a high total return. Underlying securities are other Fidelity mutual funds. Designed for investors who expect to retire around the respective fund date. The fund does not mature in the respective year; its allocation strategy becomes increasingly conservative as it approaches its target retirement year.

l. FIDELITY CONTRAFUND--Seeks capital appreciation. Invests primarily in common stocks of companies whose value FMR believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change such as a new management team or product launch.

m. WABTEC COMMON STOCK FUND--This is a concentrated investment with results depending entirely on the performance of the company's common stock. Shares will be purchased for the account at the current market price.

Investments are valued at their market values based on published quotations or, in the absence of readily ascertainable market values, at such values as the trustee will determine.

Tax Status
----------

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator represents and believes that the Plan is qualified and, therefore, the related trust is exempt from taxation

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS:
  -------------

The trustee of the Plan held the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                  2001       2000
                                                --------   --------

      Fidelity Managed Income Portfolio  II     $379,273   $318,610
      T. Rowe Price Science & Technology Fund    150,123          -
      Fidelity Freedom 2040 Fund                  93,280          -
      Fidelity Equity Income Fund                 63,520    108,694
      Fidelity Asset Manager Fund                 60,656      8,357
      Fidelity Overseas Fund                      25,730     42,967
      Spartan U.S. Equity Index Portfolio         18,555     34,869

4. PLAN TERMINATION:
   -----------------

In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants' accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant's account in a single lump-sum payment.

SCHEDULE 4i

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
                 -----------------------------------------------

                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                        ---------------------------------

                                 PLAN NUMBER 009
                                 ---------------

                    EMPLOYER IDENTIFICATION NUMBER 25-1615902
                    -----------------------------------------


                  SCHEDULE 4i SCHEDULE OF ASSETS AT END OF YEAR
                  ---------------------------------------------

                                DECEMBER 31, 2001
                                -----------------


                Identity of Issue                              Description of Investment              Current Value
---------------------------------------------------     -----------------------------------------    -----------------
        Common Stock
        ------------
        * Wabtec Corporation                            Wabtec Corporation
                                                        2,597.97 Shares                                 $     26,577

        Registered Investment Companies
        -------------------------------

        * Fidelity Management Trust Company             * T. Rowe Price Science & Technology
                                                           Fund                                              150,123

                                                        * Banc One Bond Fund                                  40,149

                                                        * Fidelity Magellan                                   15,248

                                                        * Fidelity Contrafund                                    876

                                                        * Fidelity Equity Income Fund                         63,520

                                                        * Fidelity Growth Company Fund                        17,550

                                                        * Fidelity Overseas Fund                              25,730

                                                        * Fidelity Blue Chip Growth Fund                      10,830

                                                        * Fidelity Asset Manager Fund                         60,656

                                                        * Fidelity Freedom 2000 Fund                              63

                                                        * Fidelity Freedom 2010 Fund                           6,428

                                                        * Fidelity Freedom 2020 Fund                           9,666

                                                        * Fidelity Freedom 2030 Fund                           7,601

                                                        * Fidelity Managed Income Portfolio II               379,273

                                                        * Spartan US Equity Index Portfolio                   18,555

                                                        * Fidelity Freedom 2040 Fund                          93,280
        Loan Fund
        ---------
        * Participants                                  * Participant Loans
                                                                                                              61,763
                                                                                                        ------------
                                                                                                        $    987,888


* Indicates party-in-interest.


  The accompanying notes to financial statements are an integral part of this schedule.

                                                                      Schedule I

                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Westinghouse Air Brake Technologies Corporation


                            By /s/ Robert J. Brooks
                            -----------------------
                            Robert J. Brooks
                            Chief Financial Officer

June 29, 2002